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                                                                    EXHIBIT 99.1


                                SEVENTH AMENDMENT
                                     TO THE
                               OCEAN ENERGY, INC.
                            LONG-TERM INCENTIVE PLAN
                           FOR NONEXECUTIVE EMPLOYEES

         WHEREAS, there is reserved to the Board of Directors of Ocean Energy, Inc. (the "Board") in Section 7 of the Ocean Energy, Inc. Long-Term Incentive Plan for Nonexecutive Employees (the "Plan") the right to amend the Plan:

         WHEREAS, the Board desires to amend the Plan;

         NOW, THEREFORE, effective immediately the Plan is amended as follows:

         1. Section 4(a) of the Plan is deleted and the following is substituted therefor:

                  "(a) Shares Available. Subject to adjustment as provided in
                  Section 4(c), the number of Shares with respect to which Awards may be granted under the Plan after the effective date of the Seventh Amendment to the Plan shall be 2,900,000. If any Shares covered by an Award granted under the Plan, or to which such an Award relates, are forfeited, or if an Award otherwise terminates or is canceled without the delivery of Shares, then the Shares covered by such Award, or to which such Award relates, or the number of Shares otherwise counted against the aggregate number of Shares with respect to which Awards may be granted, to the extent of any such forfeiture, termination or cancellation, shall again be, or shall become, Shares with respect to which Awards may be granted."

         2. The first sentence of Section 11 is deleted and the following is substituted therefor:

                  "No Award shall be granted under the Plan after the date of the annual meeting of the stockholders of the Company held in 2003."

         3. As amended hereby, the Plan is specifically ratified and reaffirmed.